Exhibit (a)(4)

IDA PRIVATE ACCESS FUND

PROXY VOTING POLICY

If mandated by the investment management agreement, Adviser, as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of clients. Our Firm maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our Firm’s proxy policies and practices. Our policy and practices include the responsibility to monitor corporate actions, receive and vote client proxies, conduct due diligence and review conflict policies for any proxy vendors utilized in the proxy voting process, disclose any potential conflicts of interest, make information available to clients about the voting of proxies for their portfolio securities, disclose proxy practices in Form ADV, and maintain relevant and required records. Adviser does subscribe to a proxy voting consulting service and a proxy voting service. Adviser does utilize a third party to handle class action claims on behalf of certain advisory clients, unless a client directs Adviser to opt out of the process. The four key proxy issues identified by Adviser are: Boards of Directors, Executive Compensation, Takeover Protection, and Shareholder Rights (collectively representing key aspects of governance). Finally, with regard to the appointment of auditors for a corporation, will generally vote for the issuer’s recommendations, unless we believe that the firm to be appointed lacks, in our judgment, the necessary competence and independence to carry out their duties.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

SEC Rule 206(4)-6 requires advisers to develop and implement the following policy response prior to exercising voting authority on behalf of clients: (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients pursuant to client direction if provided, including procedures to disclose and mange conflicts of interests that may be attendant to the proxy voting process; (b) the adviser must provide disclosure to clients explaining how clients may obtain information from the adviser with respect to the voting of proxies pursuant to securities held in client accounts; (c) the adviser must disclose by way of Form ADV Part 2A a summary of proxy voting policies and procedures and, upon request, furnish a complete copy of policies to clients; and (d) the adviser must maintain certain records relating to proxy voting activities when the adviser retains proxy voting authority and provide evidence of same upon regulatory or client request.

Staff Legal Bulletin No. 20 provides guidance about an investment adviser’s duties in voting client proxies and retaining proxy advisory firms. Among other issues, the bulletin addresses:

☐	The steps that an investment adviser can take to demonstrate that proxy votes are cast in the clients' best interests and in compliance with the adviser’s proxy voting procedures;

☐	Whether an investment adviser is required to vote every proxy;

☐	The considerations that an investment adviser should take into account if it retains a proxy advisory firm to assist it in its proxy voting duties; and

☐	The extent to which an investment adviser has an ongoing duty to oversee a Proxy Advisory Firm (“PAF”) that it retains.

Advisers voting proxies on behalf of clients must also comply with Rule 204-2 (as amended) which requires the adviser to observe specific record retention procedures related to proxy voting.

ERISA imposes additional policy and procedure requirements on investment advisers with respect to the voting of proxies and the maintenance and retention of related documentation and records, among other things, on behalf of ERISA qualified plan clients.

In August 2019, SEC Commissioners issued guidance (hereafter referred to as “Guidance”) to assist investment advisers when conducting proxy votes on behalf of clients. Indeed, many in the investment adviser industry argue that this guidance is intended to significantly reverse adviser reliance on PAF services. In its Guidance, the SEC reiterated advisers’ obligation to fully comply with Advisers Act Rule 206(4)-6 when assuming voting authority on behalf of clients. The rule and attendant guidance underscore the fiduciary standard relative to the development and execution of investment advice. The regulatory obligations of the adviser will depend upon the scope of voting authority retained by the adviser. To satisfy its fiduciary duty in making any voting determination, the adviser must act in the best interest of the client in accordance with client objectives (the duty of care) and must not place the adviser’s own interests ahead of the interests of the client (the duty of loyalty).

Responsibility

The Chief Compliance Officer and the Investment Committee have the responsibility for the implementation and monitoring of our proxy voting policy, practices, disclosures, and record keeping, including outlining our voting guidelines in our procedures.

Procedure

Adviser has adopted procedures to implement the Firm’s policy and conducts reviews to monitor and ensure the Firm’s policy is observed, implemented properly, and amended or updated, as appropriate, as outlined below.

Voting Procedures

It is the responsibility of the investment team to oversee the proxy process. At least annually, the investment team is responsible for approving or amending the guidelines it has established, reviewing the performance and conflict policies of the proxy service provider, and addressing any procedural issues that may arise in proxy voting processes. Meetings may be called by any investment team member throughout the year, based on issues that arise. Otherwise, investment meeting minutes will incorporate any proxy voting decisions that arise throughout the year.

Other procedures include:

●	Adviser only votes proxies if the Firm has been contractually delegated proxy voting authority by each client.

●	All applicable accounts are set up for electronic proxy voting by way of ProxyEdge.

●	Adviser does utilize the services of a proxy consulting service. The consulting service provides a professional review of all proxies issued by the companies held within our equity portfolios. The voting service votes proxies as specifically directed by Adviser. Adviser’s portfolio managers are responsible for providing their voting decisions in a timely manner to permit enough time for the completed proxy to be submitted to the issuer prior to the date of the vote. Adviser reviews the services provided by the proxy consulting service to determine whether its continued use is in the best interest of clients.

●	Compliance and Operations staff will monitor proxy voting opportunities through the use of the proxy consulting service, and will arrange for the exercise of voting rights. Adviser’s portfolio managers will be advised of the recommendations of both the issuer’s management and the consulting service, and will use these recommendations, in conjunction with their own evaluation, to determine a voting decision that is in the best interest of the Client. Adviser’s portfolio managers will direct Compliance staff to vote against the recommendation of the consulting service only where doing so is considered to be in the best interest of the Client.

●	Absent material conflicts, the investment team will determine how Adviser should vote each proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

●	Clients are permitted to convey specific proxy guidelines to Adviser in writing; such guidelines will be coded into the ProxyEdge system to ensure compliance with client direction.

Proposals Specific to Underlying Fund Holdings

IDA serves as investment adviser to the Fund. The Fund invests in other investment companies that are not affiliated (“Underlying Funds”) and are required by the Investment Company Act of 1940, as amended (the “1940 Act”) Act to handle proxies received from Underlying Funds in a certain manner. Notwithstanding the guidelines provided in these procedures, it is the policy of IDA to vote all proxies received from the Underlying Funds in the same proportion that all shares of the Underlying Funds are voted, or in accordance with instructions received from fund shareholders, pursuant to Section 12(d)(1)(F) of the 1940 Act. After properly voted, the proxy materials are placed in a file maintained by the Adviser Chief Compliance Officer for future reference.

Conflicts of Interest

Should a conflict of interest exist between the Adviser and client accounts as to the outcome of certain proxy votes, the Firm is committed to resolving the conflict in the best interest of participating clients before it votes the proxy in question. The Firm will also identify and evaluate any known conflicts of interest between Adviser’s proxy vendor and the issuer of each security to determine appropriate action. The Firm may take the following courses of action to resolve the conflict: (a) disclose the conflict to clients and obtain consent before voting; and/or (b) engage a disinterested, qualified third party to determine how the proxy should be voted. The firm’s Chief Compliance Officer is responsible to ensure that all proxies are voted in a timely manner in accordance with proxy policies, that any conflicts of interest are resolved in the best interests of participating clients, and that proxy voting records are retained accordingly.

If a material conflict of interest exists, the investment team will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation. The Firm will maintain a record of the voting resolution of any conflict of interest.

Disclosure

●	Adviser provides required disclosures in response to Item 17 of Form ADV Part 2A summarizing proxy voting policy and procedures, including a statement that clients may request information regarding how Adviser voted a client’s proxies, and that clients may request a copy of the Firm's proxy policies and procedures.

●	Chief Compliance Officer also sends a copy of this summary to all existing clients who have previously received Adviser’s Form ADV Part 2; or Chief Compliance Officer may send each client the amended Form ADV Part 2.

Client Requests for Information

●	All client requests for information regarding proxy votes, or policies and procedures, received by any employee should be forwarded to the Chief Compliance Officer.

●	In response to any request, Chief Compliance Officer will prepare an electronic response to the client with the information requested, and as applicable will include the voting date, name of the issuer, the proposal voted upon, and how Adviser voted the client’s proxy with respect to each proposal about which the client inquired.

Voting Guidelines

●	In the absence of specific voting guidelines from the client, Adviser will vote proxies in the best interests of each particular client. Adviser’s policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client. Clients are permitted to place reasonable restrictions on Adviser’s voting authority in the same manner that they may place such restrictions on the actual selection of account securities.

●	Adviser allows a sub-advisor or firm otherwise engaged (including arrangements of a participating affiliate) in providing portfolio management services to Adviser to follow its own proxy voting policies. Adviser will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and selection of auditors absent conflicts of interest raised by an auditor’s non-audit services.

●	Adviser will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights.

●	In reviewing proposals, Adviser will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices.

Subadvisory and Advisory Obligations - Proxy Voting

The Firm has been engaged by one or more investment advisers to provide subadvisory and advisory services. To the extent directed by the Fund’s primary adviser in writing within the Subadvisory Agreement/Investment Advisory Agreement or other written instruction, Adviser shall exercise voting rights incident to any security purchased with, or comprising a portion of, the sub-advised mutual fund assets. Proxy voting authority will be handled in accordance with the Adviser proxy voting policies and procedures, as outlined herein, without consultation with the Fund’s investment adviser or the Fund prior to vote casting.

The Firm agrees to furnish a copy of its proxy voting policies and procedures, and any amendments thereto, as well as all proxy voting records on behalf of each Fund to the investment adviser in accordance with the adviser’s instructions. Adviser will comply with all such reporting requirements to ensure that each Fund and investment adviser are in full compliance with Form N-PX reporting requirements.

Recordkeeping

The Chief Compliance Officer retains the following proxy records in accordance with the SEC’s five-year retention requirement.

●	These policies and procedures and any amendments;

●	Documentation evidencing the Firm’s review of proxy vendors;

●	Each proxy statement that Adviser receives;

●	A record of each vote that Adviser casts;

●	Any document Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision, if applicable; and

●	A copy of each written request from a client for information on how Adviser voted such client’s proxies, and a copy of any written response.

The Chief Compliance Officer is responsible to ensure that the Firm conducts initial and ongoing due diligence reviews of any proxy service firm selected to provide proxy voting guidance to Adviser. These reviews of the proxy firm’s services and practices include conflicts of interest, consistency of voting with guidelines, fees, and disclosures, among other things.